DTCC   Chris Childs   DTCC Data Repository (U.S.) LLC
Securing Today. Shaping Tomorrow.   Managing Director   55 Water Street
New York, NY 10041

Tel: 212 855-2331
cchilds@dtcc.com

March 27, 2018

Brent J. Fields, Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-1090

Re: Withdrawal of DTCC Data Repository (U.S.) LLC Securities-Based Swap Data
         Repository Application as filed pursuant to Section 13 (n)(1) of the Securities
         Exchange Act of 1934 ("Exchange Act") and Exchange Act Rule 13n-1 thereunder (File
         No SBSDR-2016-02)

Dear Mr. Fields,
This is to inform you that, as previously discussed with staff of the Division of Trading
and Markets, DTCC Data Repository (U.S.) LLC ("DDR") is withdrawing its application to
become a securities-based swap data repository, effective immediately.

DDR intends to reapply following finalization of reporting rules, including those
relating to the manner and format of data to be provided to the Securities and Exchange
Commission (the "Commission"), as well as any rule changes that occur as a result of the
current rule harmonization efforts.

We believe it is appropriate to pause the application process at this point in order to
continue to work with Commission staff on certain rules and regulations to obtain more
clarity on the acceptable approach to complying with those rules and regulations as
previously described to the Commission in our letter of September 22, 2017.

Sincerely,

/s/

Chris Childs
Managing Director, DTCC Data Repository (U.S.) LLC

Cc: Brett Redfearn, Director, Division of Trading and Markets
        Christian Sabella, Associate Director, Division of Trading and Markets
        Katherine Delp, Business Manager, DTCC Data Repository (U.S.) LLC
        Mark Bramante, Chief Compliance Officer, DTCC Data Repository (U.S.) LLC